February 26, 2024

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ultimus Managers Trust

Post-Effective Amendment No. 246

to the Registration Statement on Form N-1A

SEC File Nos. 333-180308, 811-22680

Ladies and Gentlemen:

On behalf of Ultimus Managers Trust (the “Registrant” or the “Trust”), this letter sets forth responses to oral comments received from Rebecca Ament Marquigny of the staff of the Securities and Exchange Commission (the “SEC”) on February 13, 2024 and on February 26, 2024 with respect to Post-Effective Amendment No. 246 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) related to the Westwood Salient Global Real Estate Fund (the “Fund”), a series of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on December 29, 2023. The responses set forth below supersede the prior responses contained in the Registrant’s response letter submitted on February 23, 2023. Set forth below is a summary of each comment and the Registrant’s response thereto. All page references refer to the pages in the Registration Statement. Capitalized terms used in this letter and not otherwise defined have the same meanings given to them in the Registration Statement. New or revised prospectus disclosure in this letter is underlined and in bold.

Prospectus Comments

1.	Comment. On page 5 of the prospectus, in paragraph 2 of the Principal Investment Strategies section, the disclosure describing the new non-U.S. investment criteria makes the impact of the strategy and actual minimum percentage hard to understand. Please rewrite the strategy to indicate the Advisor’s intent in making the change and the impact of the change on the Fund.

Response. The Registrant has revised the first two sentences of paragraph 2 of the Principal Investment Strategies section. Paragraph 2 of the Principal Investment Strategies section the now reads in its entirety as follows: “The Fund will also invest, under normal circumstances, at least 40% of its net assets in securities of real estate industry companies that are economically tied to countries outside the United States. However, the Fund retains the ability to invest its net assets in U.S. real estate industry companies up to 5% beyond the percentage of U.S. real estate industry companies represented in the FTSE EPRA NAREIT Developed Index (the “Index”). In these situations, the Fund’s investment in securities of

February 26, 2024

real estate industry companies that are economically tied to countries outside the United States may be less than their percentage represented in the Index. The non-U.S. companies in which the Fund invests may include those domiciled in emerging market countries. Typically, emerging markets are in countries that are in the process of industrialization, with lower gross national products per capita than more developed countries. The Fund is not limited in the extent to which it may invest in emerging market companies.”

2.	Comment. On page 9 of the prospectus, in the second paragraph of the Performance Information section, please provide a succinct summary explaining the advisory relationships and name changes since the date of the Reorganization. The disclosure should make clear that Westwood has managed the Fund without a sub-adviser since the Reorganization.

Response. The second paragraph in the Performance Information section has been revised in its entirety to read as follows: “The Advisor has served as the investment adviser to the Fund since the Reorganization and has not used a sub-adviser to manage the Fund since the Reorganization.”

* * *

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1213.

Sincerely,

/s/John L. Chilton

John L. Chilton, Esq.

Enclosures

cc:       Mr. Todd Heim

Ms. Shannon Thibeaux-Burgess

Karen Jacoppo-Wood, Esq.

Ms. Natalie Anderson

Nicole M. Crum, Esq.

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